UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(mark one)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the annual period ended December 31, 2017

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number: 000-04892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAL-MAINE FOODS, INC. KSOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAL-MAINE FOODS, INC.
3320 WOODROW WILSON AVENUE
JACKSON, MS 39209

CAL-MAINE FOODS, INC. KSOP

TABLE OF CONTENTS

Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5 - 9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017	10 – 11

SIGNATURE	12

Report of the Independent Registered Public Accounting Firm

To Participants and the Audit Committee of the
Cal-Maine Foods, Inc. KSOP
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Cal-Maine Foods, Inc. KSOP (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Frost, PLLC

We have served as the Plan's auditor since 2007.

Little Rock, Arkansas
June 29, 2018

CAL-MAINE FOODS, INC. KSOP

Statement of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets

Investments, at fair value	$146,936,245	$146,788,044
Notes receivable from participants	3,357,879	3,429,996
Net assets available for benefits	$150,294,124	$150,218,040

The accompanying notes are an integral part of these financial statements.

4

CAL-MAINE FOODS, INC. KSOP

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
Additions
Investment income
Interest and dividend income
Interest	$14,544	$12,444
Dividends	1,752,357	3,731,024
Total interest and dividend income	1,766,901	3,743,468

Net change in fair value of investments	5,081,861	(3,126,402)

Total investment income	6,848,762	617,066

Interest income on notes receivable from participants	153,637	134,977

Contributions
Employer contributions	2,978,997	2,888,281
Participant contributions	2,737,557	2,542,170
Rollover	415,410	1,027,136
Total contributions	6,131,964	6,457,587

Total additions	13,134,363	7,209,630

Deductions
Benefits paid to participants	12,951,594	10,505,932
Administrative expenses	106,685	82,080
Total deductions	13,058,279	10,588,012

Net increase (decrease) in net assets available for benefits	76,084	(3,378,382)

Net assets available for benefits - beginning of year	150,218,040	153,596,422

Net assets available for benefits - end of year	$150,294,124	$150,218,040

The accompanying notes are an integral part of these financial statements.

4

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2017 and 2016

1.	Summary of Significant Plan Provisions

The following description of the Cal-Maine Foods, Inc. KSOP (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

a.
General – The Plan covers substantially all employees of Cal-Maine Foods, Inc. and its subsidiaries (collectively, the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

b.
Eligibility – Each employee, except leased employees, collective bargaining employees, contract employees, and employees of independent contractors shall become eligible to participate in the Plan on the entry date next following or coinciding with the employee attaining 21 years of age and one year of service during which the employee accrues 1,000 hours or more of service. Entry dates are January 1, April 1, July 1 and October 1. Effective January 1, 2017, employees who satisfy the eligibility requirements shall be automatically enrolled with a deferral rate of 3%.

c.
Contributions – Participants may contribute a portion of pretax annual compensation, as defined by the Plan Document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The Company made safe harbor nonelective contributions equal to 3% of compensation during the years ended December 31, 2017 and 2016. These contributions are initially invested in Cal-Maine Foods, Inc. common stock. The Company can also make additional discretionary nonelective contributions. The Company did not make an additional contribution for the years ended December 31, 2017 or 2016. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

d.
Participant accounts – Each participant’s account is credited with the participant contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and is charged with applicable withdrawals and an allocation of administrative expenses. Allocations are based on the participant’s compensation, contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant, alternate payee of a participant, or beneficiary of a deceased participant has the immediate right to elect to diversify any publicly traded employer securities held in their Company stock account attributable to participating Company contributions and any publically traded securities held in their safe harbor nonelective contribution Company stock account and reinvest the proceeds in any other investments available under the Plan.

e.	Vesting – Participants are vested immediately in their contributions and Company safe harbor contributions plus actual earnings thereon.

f.
Investment options – Participants may direct the investment of their interest in the Plan into the investment options offered under the Plan. Participants may change their investment selections at any time via internet or direct phone access to the SunTrust Benefits Service Center.

g.
Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested interest in their account balance. Note terms range from one to five years or up to 15 years if for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate determined by the Plan Administrative Committee equivalent to that charged by major financial institutions in the community. Principal and interest is paid ratably through weekly or biweekly payroll deductions.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2017 and 2016

h.
Payment of benefits – Benefits are generally payable on termination, retirement, death or disability. If the participant’s vested balance is $1,000 or less, it will be automatically distributed. In-service withdrawals are allowed from all participant accounts if the participant has attained age 59½, at any time from a participant’s rollover account, or once a year from a participant’s non-safe harbor Company stock account and non-elective deferral Company Stock Account for participants with five or more years of participation.

Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the participant. Non-company stock accounts are distributed in lump sum or installments.

i.
Voting rights of stock – Each participant shall have the right to direct the committee or trustee as to the manner in which whole and partial shares of the Company’s stock allocated to their accounts as of the record date are to be voted in each matter brought before an annual or special shareholders’ meeting.

j.
Termination of the Plan – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

a.
Basis of accounting – The accompanying financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

c.	Investment valuation and income recognition – Investments are reported at fair value. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

d.
Notes receivable from participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

e.	Payment of benefits – Benefits are recorded when paid.

f.
Administrative expenses – Certain administrative and recordkeeping fees are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

3.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is categorized based on a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2017 and 2016

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 or 2016:

Interest-bearing cash: This investment is valued at historical cost, which approximates fair value.

Money market fund: This investment is valued at the fair value of the underlying investments, which are valued based on quoted market prices at the end of the Plan year.

Common stock and mutual funds: These investments are valued based on quoted market prices at the end of the Plan year.

Common collective trust funds: These investments are valued based on the net asset value (“NAV”) of units held by the Plan at year end, as calculated by the issuer, as a practical expedient to estimate fair value. NAV is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2017 and 2016

The following table sets forth the Plan’s assets at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2017

Cal-Maine Foods, Inc. common stock	$98,917,998	$—	$—	$98,917,998
Interest-bearing cash	5,528,240	—	—	5,528,240
Mutual funds	41,337,316	—	—	41,337,316
Total assets in the fair
value hierarchy	$145,783,554	$—	$—	145,783,554

Investments measured at net asset value*				1,152,691

Investment at fair value				$146,936,245

	Level 1	Level 2	Level 3	Total
December 31, 2016

Cal-Maine Foods, Inc. common stock	$103,157,183	$—	$—	$103,157,183
Interest-bearing cash	6,328,574	—	—	6,328,574
Mutual funds	35,844,649	—	—	35,844,649
Total assets in the fair
value hierarchy	$145,330,406	$—	$—	145,330,406

Investments measured at net asset value*				1,457,638

Investment at fair value				$146,788,044

* In accordance with Financial Accounting Standards Board Accounting Standards Codification 820-10, “Fair Value Measurement - Overall,” certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share as a practical expedient.

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
December 31, 2017
Common collective trust fund	$1,152,691	N/A	Daily	None

December 31, 2016
Common collective trust fund	$1,457,638	N/A	Daily	None

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2017 and 2016

4. Concentration of Credit Risks

As of December 31, 2017 and 2016, approximately 66% and 69% of the Plan's assets were invested in the Company's common stock, respectively. As with any investment, there are associated market risks. It is at least reasonably possible that changes in the value of the stock can occur in the near term and that such changes could materially affect the amount reported in the financial statements.

5.	Tax Status

The IRS has determined and informed the Company by a letter dated July 12, 2012 that the amended and restated Plan document is designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Parties-in-Interest Transactions

A significant portion of the Plan’s funds are invested in the Company’s common stock. As a result, the Plan’s investment in the Company’s common stock and investment transactions pertaining to the Company’s common stock were with a party-in-interest. The Plan is also invested in an interest-bearing cash account with the trustee, SunTrust Bank. During the years ended December 31, 2017 and 2016, the Plan paid SunTrust Bank $106,685 and $82,080, respectively, for its services. Inasmuch as SunTrust Bank serves as a trustee of the Plan’s assets, they are by definition a party-in-interest and, as a result, the investments and related investment transactions were with a party-in-interest. The Plan holds notes receivable from participants. As a result, these notes and all related transactions were with parties-in-interest. All of these transactions are exempt from being prohibited transactions under ERISA.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2015

				Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

		Interest-bearing cash
*		SunTrust Bank		FDIC Insured Account	$5,528,240

		Common collective trust funds
		Federated Investors		Capital Preservation Fund	1,152,691

		Mutual funds
		Blackrock		Inflation Protected Bond	964,199
		Goldman Sachs		Large-Cap Value Institutional	3,799,658
		Goldman Sachs		US Equity Insights	2,580,541
		Vanguard		Small Cap Index	291,490
		Vanguard		Mid Cap Index	369,386
		Vanguard		500 Index Fund	5,220,706
		Vanguard		Developed Markets Index Admiral	2,634,137
		Janus		Triton I	2,365,064
		MFS Family of Funds		Massachusetts Investors Growth Stock R6	1,254,581
		MFS Family of Funds		Total Return Bond R6	2,578,585
		MFS Family of Funds		Total Return Fund R6	2,175,229
		Wells Fargo		Special Mid Ccap Value	2,033,173
		T. Rowe Price		Retirement I 2010 Fund I Class	1,601,955
		T. Rowe Price		Retirement I 2020 Fund I Class	5,200,881
		T. Rowe Price		Retirement I 2030 Fund I Class	4,561,287
		T. Rowe Price		Retirement I 2040 Fund I Class	2,530,901
		T. Rowe Price		Retirement I 2050 Fund I Class	1,175,543
		Total mutual funds			41,337,316

* Party-in-interest

Column (d) not applicable for participant directed investments.

See independent auditor's report.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2015

				Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

		Common stock
*		Cal-Maine Foods, Inc.		2,225,377 shares of common stock,
				$.01 par value	$98,917,998

*		Participant loans		Interest rates from 4.25% to 5.25% with
				maturity dates from January 2018
				through February 2032	3,357,879

		Total			$150,294,124

* Party-in-interest

Column (d) not applicable for participant directed investments.

See independent auditor's report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAL-MAINE FOODS, INC. KSOP

Date:	June 29, 2018	/s/ Jim Golden
Jim Golden
Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm